UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-40405

JIUZI HOLDINGS INC.

(Registrant’s name)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Private Placement of Ordinary Shares and Warrants

On April 28, 2023, Jiuzi Holdings Inc. (the “Company”) entered into a Subscription Agreement (the “Subscription Agreement”) with selected accredited investors (collectively, the “Investors”). Pursuant to the Subscription Agreement, the Company has agreed to issue and sell to the Investors an aggregate of 8,000,000 units at a price of $0.15 per unit for an aggregate purchase price of $1,200,000 in a private placement.

Each unit is comprised of one (1) ordinary share, par value $0.001 per share (the “Ordinary Share”), and five (5) warrants to purchase one Ordinary Share (collectively, the “Warrants”). Each Warrant is exercisable to purchase one Ordinary Share at a price of $0.35 per share at any time from six (6) months after the closing (November 5, 2023) (the “Commencement Date”) and at or before 5:00 p.m., Eastern Time, on the five-year anniversary of the Commencement Date (November 5, 2028).

The closing occurred on May 5, 2023, and the Company received proceeds of $1.2 million. The securities have been issued under Regulation S promulgated by the Securities and Exchange Act Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”) and/or Section 4(a)(2) of the Securities Act.

The Company’s Cayman Islands counsel issued and submitted a letter to the Nasdaq Stock Market pursuant to Nasdaq Listing Rule 5615(a)(3) for the purpose of electing to follow Cayman Islands practices in lieu of the requirements of Listing Rule 5635, with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). The Company intends to disclose its use of this exemption under the Nasdaq Listing Rules in its annual report on Form 20-F for the fiscal year ending October 31, 2023.

Under the Subscription Agreement, the Company is required to prepare and file a registration statement with the SEC within ninety (90) calendar days following the closing, and to use commercially reasonable efforts to have the registration statement (the “Registration Statement”) declared effective as soon as practicable after the filing thereof, but in any event no later than the earlier of (1) sixty (60) calendar days following the date such Registration Statement was initially filed with the SEC (the “Filing Date”) (or ninety (90) calendar days after the Filing Date if the Registration Statement is reviewed by, and comments thereto are provided by, the SEC) and (2) the second (2nd) business day after the date the Company is notified in writing by the SEC that the Registration Statement will not be reviewed or will not be subject to further review.

A copy of the form of Subscription Agreement is attached hereto as Exhibit 99.1, and a copy of the form of Warrant is attached hereto as Exhibit 99.2. The above descriptions of the Subscription Agreement, and the form of Warrant are qualified in their entirety by reference to Exhibits 99.1, and 99.2, respectively and such agreements are incorporated herein by reference.

The sale of the securities pursuant to the Subscription Agreement has not been registered under the Securities Act or any state securities laws. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Neither this Report on Form 6-K, nor the exhibits attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein.

EXHIBIT LIST

Exhibit	Description
99.1	Subscription Agreement by and among the Company and the Investors
99.2	Form of Warrant to Purchase Ordinary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) JIUZI HOLDINGS INC.

Date:	May 10, 2023

By:	/s/ Tao Li
Name:	Tao Li
Title:	Chief Executive Officer

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